Exhibit 99.1

JOINT FILING AGREEMENT

Tsubasa Corporation, a Federated States of Micronesia corporation, and SOFTBANK GROUP CORP., a Japanese corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13G filed herewith, and any amendments thereto, relating to Class A Ordinary Shares of Baozun Inc. is, and will be, jointly filed on behalf of each such person and further agree that this joint filing agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this joint filing agreement as of the date set forth below.

Dated: February 12, 2016

TSUBASA CORPORATION

By:	/s/ Makoto Koyama
Name:	Makoto Koyama
Title:	President

SOFTBANK GROUP CORP.

By:	/s/ Yoshimitsu Goto
Name:	Yoshimitsu Goto
Title:	Executive Corporate Officer General Manager, Finance